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Exhibit 99.1

JD Daojia and Dada to Merge, Forming Highly Integrated O2O Platform

Deal combines China's largest localized O2O supermarket platform with the country's largest crowdsourced delivery network

        Beijing, April 15, 2016—JD.com, Inc. (NASDAQ:JD), China's largest online direct sales company, today announced that it has entered into a definitive agreement under which its O2O business, JD Daojia, will merge with Dada Nexus Limited, China's largest crowdsourcing delivery platform, to form a new company.

        Upon closing, the newly formed company will continue to operate its crowdsourcing delivery platform under the Dada brand. By leveraging the combined extensive crowdsourcing network of Dada and JD Daojia, the new company will provide low-cost delivery services to China's retailers, service providers and O2O enterprises, with increased efficiencies. The O2O supermarket platform will continue using the JD Daojia brand, leverage the expanded delivery network and focus on the location-based mobile commerce sector, cooperating with offline supermarkets, convenience stores and other local businesses to provide consumers the fastest premium shopping experience.

        Pursuant to the agreement, JD.com will receive approximately 47.4% of the new company's equity in exchange for the JD Daojia business, various resource support and $200 million in cash. Philip Kuai, CEO of Dada, and Zhijun Wang, President of JD Daojia, will serve as CEO and President of the new company, respectively. The deal is expected to close in the second quarter of 2016, subject to certain closing conditions.

        Since launching in June 2014, with its innovative technology and deep understanding of China's logistics industry, Dada has quickly grown to become the leader in China's crowdsourcing delivery market. The company's network covers 37 key cities in China with a total of 1.3 million registered crowdsourced delivery people and average daily deliveries of over one million in peak seasons.

        Launched in April 2015, JD Daojia provides consumers two-hour delivery of products from local supermarkets and other partners through its location-based app. In its first 12 months of operation, JD Daojia has already become the leader in China's O2O supermarket industry, covering over three million customers in 13 cities.

        "This merger is a win-win cooperation and an important step forward in building a sustainable O2O ecosystem," said Richard Liu, CEO of JD.com. "JD Daojia and Dada's business are highly complementary, with the companies sharing a deep commitment to providing fast delivery service and excellent user experience. I am confident that the new company will continue to innovate and increase efficiencies, which will help to improve quality of life for consumers throughout China."

        "Dada is delighted to enter into this strategic cooperation, which marks a new phase of our business that will leverage our respective strengths to achieve greater efficiencies," said Philip Kuai, CEO of Dada. "We are grateful for the tremendous support that JD.com is providing, which will help drive the integration between JD.com's premium brand, user base and supply chain, and Dada's strength in delivery crowdsourcing. We are excited to further enhance product innovation and deliver a better and faster O2O service experience for users."

About JD.Com

        JD.com, Inc. is China's leading online direct sales company and the country's largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 213 warehouses in 50 cities, and in total 5,367 delivery stations and pickup stations in 2,356 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

        For more information visit: http:// ir.jd.com

About Dada

        Launched in June 2014, Dada uses a crowdsourcing model to solve last-mile delivery, one of the Chinese O2O market's biggest bottlenecks. Less than two years into operations, Dada already has 1.3 million crowdsourced delivery personnel who have registered on the platform using their real names. Dada operates in 37 key cities providing average daily deliveries of over one million in peak seasons for 300,000 merchants, making it China's largest crowdsourcing delivery platform.

Safe Harbor Statement

        This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the companies' strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the companies' beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which are often beyond the companies' control. Further information regarding these and other risks is included in JD.com's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the companies undertake no obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

JD.com
Media
Josh Gartner
Senior Director of International Communications
+86 (10) 8911-6155 (China)
+1 (914) 439-5315 (US)
Press@JD.com

Investor Relations
Ruiyu Li
Director of Investor Relations
+86 (10) 8912-6805
IR@JD.com

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  Exhibit 99.1
JD Daojia and Dada to Merge, Forming Highly Integrated O2O Platform
Deal combines China's largest localized O2O supermarket platform with the country's largest crowdsourced delivery network